Exhibit 21.1

DRILLING TOOLS INTERNATIONAL CORPORATION

List of Subsidiaries

Name of Subsidiary	State of Incorporation
Data Automation Technology LLC (f/k/a Downhole Inspection Solutions LLC)	Texas
Downhole Inspection Solutions LLC (f/k/a DH Inspection Solutions, LLC)	Texas
Drilling Tools International Corp.	Canada
Drilling Tools International Holdings, Inc. (f/k/a Directional Rentals Holdings, Inc.)	Delaware
Drilling Tools International, Inc. (f/k/a Directional Rentals, Inc.)	Louisiana
Drilling Tools Services, Inc.	Delaware
Premium Tools LLC	Delaware
Reamco, Inc.	Louisiana
Slick Tools International LLC (f/k/a Stinger Oil Tools, LLC)	Texas